Exhibit 99.183

mCloud Releases First Annual ESG Report

CALGARY, AB, May 11, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI") and analytics, today announced it released its first annual Environmental, Social, and Governance ("ESG") report, covering the Company's efforts in 2020.

In addition to covering mCloud's corporate commitment to ESG, the report also offers insight into mCloud's ongoing mission to deliver AssetCare™️ to optimize renewable energy assets such as wind turbines and decarbonize energy-intensive assets in commercial buildings and high-intensity ESG sectors such as oil and gas.

"Based on the Greenhouse Gas Equivalencies methodology provided by the US Department of Energy, AssetCare curbed an equivalent 80,000 tons of greenhouse gas using AI to shrink energy waste and reduce emissions at thousands of commercial and industrial facilities in 2020," said Dr. Barry Po, mCloud's Executive Vice President and Chief Marketing Officer. "We are committed to ESG as a business across the board, minimizing mCloud's environmental impact through the use of our own tech, ensuring employee safety is our first priority, and giving back to the communities where we do business."

To download mCloud's ESG report and learn more about the Company's solutions for ESG, please visit https://www.mcloudcorp.com/esg.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 59,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2021/11/c0494.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 11-MAY-21